Exhibit 99.1

Press Release

Save the date: HUTCHMED to Host Company Update on R&D, Commercial and ASCO Data For Analysts and Investors

– HUTCHMED will hold a webcast on Wednesday, May 26 at 8 a.m. EDT to provide updates on recent progress and upcoming milestones –

Hong Kong, Shanghai & Florham Park, NJ — Monday, May 17, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) today announces that it will host a virtual investor update event on Wednesday, May 26, 2021.  Members of the senior management team will provide updates on product launches in China, preparations for US commercialization, R&D, as well as a review of new data presented at the 2021 ASCO Annual Meeting.

Analysts and investors are invited to join a conference call and audio webcast presentation. The event will take place at 8:00 a.m. Eastern Daylight Time / 1:00 p.m. British Summer Time (BST) / 8:00 p.m. Hong Kong Time (HKT) on Wednesday, May 26. A first Q&A session will immediately follow the prepared remarks. For Asian investors, a recording of the webcast will be available for viewing the following morning and a second Q&A session will start at 12:00 noon HKT on Thursday, May 27.

The event will be webcast live and can be accessed at www.hutch-med.com/event.  Investors interested in listening to the live webcast should log on before the start time to download any software required.  A replay of the event will be available shortly thereafter for approximately 90 days.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,200 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500